UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005, REFLECTING THE ACQUISITION OF INTERNATIONAL STEEL GROUP INC.

The following unaudited pro forma statement of operations (the “Unaudited Pro Forma Condensed Combined Statement of Operations”) is prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to illustrate the estimated effects of the acquisition of International Steel Group Inc. (“ISG”) as if such acquisition had occurred on January 1, 2005. On April 15, 2005, Mittal Steel acquired all the issued and outstanding shares of ISG common stock in exchange for approximately $2.1 billion in cash and 60,891,883 Mittal Steel class A common shares.

The acquisition of ISG has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of completion of the acquisition. As ISG is included in the historical balance sheet of Mittal Steel as of December 31, 2005, the estimated effects of this acquisition are only shown for the statement of operations.

The Unaudited Pro Forma Condensed Combined Statement of Operations does not purport to represent Mittal Steel’s results of operations for any future period or as of any date. The Unaudited Pro Forma Condensed Combined Statement of Operations should be read in conjunction with the notes thereto, the Mittal Steel Consolidated Financial Statements and the notes thereto, and the ISG Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2005 and the notes thereto.

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Mittal Steel Company N.V. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2005

	Mittal Steel Historical (Including ISG from April 16, 2005)	ISG Historical (January 1, 2005 through April 15, 2005)	Pro Forma Adjustments		Pro Forma Combined Mittal Steel and ISG
	(in millions, except per share data)

Sales	$ 28,132	$ 3,128	$-		$ 31,260

Costs and expenses:
Cost of sales (exclusive of depreciation shown separately)	21,495	2,644	(2)	A	24,080
			(57)	H
Depreciation and amortization	829	48	19	D	896
Selling, general and administrative	1,062	159	(23)	B	1,153
			(45)	C
	23,386	2,851	(108)		26,129
Operating income	4,746	277	108		5,131
Other income – net	77	-	-		77
Income from equity method investments	69	-	-		69
Gain on sale of assets	-	10	-		10
Interest and other financing expense, net	(189)	(15)	(20)	E	(221)
			3	G
Income before income taxes and minority interest	4,703	272	91		5,066
Provision for income taxes	(818)	(109)	(35)	F	(962)
Income before minority interest	3,885	163	56		4,104
Minority interest	(520)	-	-		(520)
Net income	$ 3,365	$ 163	$ 56		$ 3,584

Basic earnings per common share	$ 4.90	$-	$-		$ 5.09
Diluted earnings per common share	4.89	-	-		5.08
Weighted average shares outstanding in millions
— Basic	687	-	17		704
— Diluted	689	-	17		706
Shares issued in connection with ISG acquisition	61	-	-		61

See accompanying notes to Unaudited Pro Forma Condensed Combined Statement of Operations

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Mittal Steel Company N.V. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Statement of

Operations for the Year Ended December 31, 2005

1.	Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2005 reflects adjustments as if the acquisition of ISG, accounted for using the purchase method of accounting, had occurred on January 1, 2005.

The Unaudited Pro Forma Condensed Combined Statement of Operations is not necessarily indicative of the historical results that would have occurred had Mittal Steel and ISG been combined during the full year ended December 31, 2005 or the future results that may be achieved after the acquisition. In addition, they do not reflect cost savings or other synergies resulting from the acquisition.

The Unaudited Pro Forma Condensed Combined Statement of Operations should be read in conjunction with the Mittal Steel Consolidated Financial Statements, and the ISG Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2005.

Intercompany sales between ISG and Mittal Steel are not material and have been excluded from the Unaudited Pro Forma Condensed Combined Statement of Operations.

The pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had Mittal Steel and ISG filed consolidated income tax returns during the periods presented.

2.	Purchase Price for ISG

In connection with the purchase, ISG former stockholders received in the aggregate approximately $2.1 billion in cash and 60,891,883 Mittal Steel Class A common shares valued at $31.56 per share for a total of approximately $4.1 billion ($3.4 billion net of cash acquired). The total purchase price is summarized below.

(in millions)
Cash paid to stockholders	$ 2,072
Bankers’ fees and other transaction costs	56
Cash acquired	(600)
Cash paid, net	1,528
Value of stock issued	1,922
Total purchase price, net of cash acquired	$ 3,450

3.	ISG Purchase Price Allocation

The acquisition has been accounted for as a purchase business combination. Under the purchase method of accounting, the assets acquired and liabilities assumed from ISG are recorded at the date of the acquisition, at their respective fair values.

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The following table presents the fair value of the net assets acquired:

(in millions)
Assets:
Receivables, net	$891
Inventories	2,081
Prepaid and other current assets	52
Intangible assets,	380
Property, plant and equipment	4,012
Other non-current assets	131
Goodwill	181

Liabilities:
Debt and capital lease obligations	844
Accounts payable	690
Accrued expenses and other liabilities	999
Pension and retiree benefits	367
Environmental liabilities	233
Intangible liabilities	1,095
Deferred taxes	50
Total net assets	$3,450

Intangible assets consist of $5 million assigned to patents and $375 million assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years. Intangible liabilities consist of $1,095 million assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years. These values were assigned based on the fair value of the contracts on the date of completion of the acquisition of ISG on April 15, 2005 and not on the date of acquisition deemed for this pro forma which is January 1, 2005. Mittal Steel recognized $139 million of income during the period from April 15, 2005 through December 31, 2005 related to the net amortization of these intangibles.

Subsequent to the issuance of Mittal Steel’s 2005 consolidated financial statements and the March 31, 2006 unaudited condensed consolidated financial data, purchase accounting for ISG was finalized, which resulted in difference to the preliminary estimates recorded in the 2005 consolidated financial statements. The value of intangibles acquired decreased by $124 million to $375 million and the fair value assigned to unfavorable supply contracts increased by $35 million to $1,095 million. The change in the preliminary estimates and the $4 million increase of purchase consideration resulted in the recognition of $181 million of Goodwill.

4.	Pro Forma Adjustments
A.	Represents the net decrease in other post-employment healthcare expense of $2 million resulting primarily from the elimination of previously unrecognized prior service cost as of the acquisition date.
B.

Represents the elimination of $23 million for the increase in value of the ISG stock option expense resulting from the acceleration of vesting which was a result of the acquisition and previously recognized by ISG during the period. The ISG stock options were cancelled at the date of the acquisition.

C.

Represents the elimination of $45 million of costs directly attributable to the acquisition that were charged to results of ISG during the period. The costs are primarily comprised of legal and other professional fees paid to complete the transaction and severance payments made to former ISG executives as a result of

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the acquisition. Assuming the acquisition occurred on January 1, 2005, these costs would not have been incurred.
D.

Reflects the increase in depreciation expense of $19 million resulting from the step-up of property, plant and equipment depreciated on a straight-line basis over an average period of 22 years. This increase in depreciation was partially offset by the change in average useful lives to those used by Mittal Steel. Prior to acquisition, the average useful lives of property, plant and equipment at ISG was ten years.

E.

Represents the incremental interest expense of $20 million resulting from the $1,700 million of additional borrowings incurred to complete the acquisition.  Interest is calculated based on a six month LIBOR rate plus 60 basis points and a facility maintenance fee. Mittal Steel has assumed an interest rate of 3.941% for the year ended December 31, 2005.

F.	Assumes an effective tax rate of 39%.
G.

Represents the elimination of $3 million expenses related to the write-off of remaining deferred debt fees on the previous ISG credit facility that was terminated as a result of the acquisition. Assuming the acquisition occurred on January 1, 2005, these costs would not have been incurred.

H.

Represents amortization of unfavorable and favorable contracts. The Mittal Steel audited consolidated financial statements for the year ended December 31, 2005 reflects $139 million of income related to the net amortization of these intangibles. The following pro forma adjustments have been made for the net amortization for the year ended December 31, 2005. These adjustments are based on the following assumptions:

•	The amortization will follow the same pattern as the actual amortization reflected in the Mittal Steel audited consolidated financial statements for the period April 16, 2005 to December 31, 2005.
•

The contracts which are now reflected in the purchase price allocation may have been designated as such on January 1, 2005. This assumption ignores the impact of the cyclicality of the steel industry during 2004 and 2005 and its impact on the valuation of such contracts.

•

For the year ended December 31, 2005, incremental pro forma adjustment is $57 million since $139 million is reflected in the Mittal Steel audited consolidated financial statements for the year ended December 31, 2005.

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